FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Agreement Telefónica México with AT&T México	2

TELEFÓNICA, S.A. (“Telefónica”) in compliance with the Securities Market legislation, hereby communicates the following

RELEVANT INFORMATION

Today, Telefónica's Mexico subsidiary, Pegaso PCS S.A. de C.V. ("Telefónica Mexico") has signed an agreement with AT&T Comunicaciones Digitales, S. de R.L. de C.V. ("AT&T Mexico") for a minimum period of 8 years, under which AT&T Mexico will provide wholesale last-mile wireless access to Telefónica Mexico, which will gradually migrate its traffic to AT&T Mexico's access network and will continue to operate as an independent operator by maintaining substantial elements of its own network infrastructure and platforms.

The agreement will have a positive impact on Telefónica Mexico's customers, as Telefónica Mexico will continue to provide the same services to its customers, focusing on innovating and improving the service quality. Telefónica Mexico customers will have full access to all current services and future technologies.

This agreement allows Telefónica Mexico to advance in the structural transformation of its business.

The new operating model of Telefónica Mexico is expected to generate operational and financial efficiencies with an annual positive impact on cash flow of approximately 230 million euros from year 3. The new operating model also allows a more efficient and sustainable use of resources and will therefore increase the return on capital employed and will generate an additional reduction in net debt of approximately 500 million euros.

Madrid, November 21, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 21, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors